
06062553

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
To
FORM CB

5-82139

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]



Dual Exploration Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company's Name into English (if applicable))

Province of Alberta, Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

Cyries Energy Inc.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

PROCESSED
DEC 14 2006
THOMSON
FINANCIAL

23281V103

(CUSIP Number of Class of Securities (if applicable))

David Gillis
3200, 500 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 4V6
(403) 262-9609

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 24, 2006

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (i)* Offer to Purchase dated October 24, 2006.

(ii)* Letter of Transmittal.

(iii)* Notice of Guaranteed Delivery.

(b) Notice of Extension dated November 30, 2006.

Item 2. Informational Legends

The Offer to Purchase and the Notice of Extension contain the applicable legends.

* Previously furnished on Form CB on October 25, 2006.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Reports or Information Made Publicly Available in Connection with the Transaction but not Disseminated to Security Holders

(1) Press Release of Cyries Energy Inc. dated November 30, 2006

Documents Incorporated by Reference into the Home Jurisdiction Documents

Exhibit

1.1* The annual information form dated March 15, 2006 for the year ended December 31, 2005 including the business acquisition reports dated September 16, 2005 and October 26, 2005 in connection with the acquisitions of Devlan Exploration Inc. and 1181608 Alberta ULC, respectively, which are incorporated by reference in the annual information form.

1.2* The audited consolidated financial statements, and the related notes thereto, as at December 31, 2005 and the Auditors' Report thereon.

1.3* The management's discussion and analysis of Cyries Energy Inc.'s financial position and operating results for the year ended December 31, 2005.

1.4* The management proxy circular for Cyries Energy Inc.'s annual and special meeting of shareholders held on May 16, 2006.

1.5* Unaudited consolidated interim financial statements and the related notes thereto for the six months ended June 30, 2006 and 2005.

1.6* Management's discussion and analysis of financial position and operating results for the six months ended June 30, 2006 and 2005.

1.7* The material change report dated October 13, 2006 with respect to Cyries Energy Inc. and Dual Exploration Inc. entering into the Acquisition Agreement.

1.8 The unaudited consolidated interim financial statements and the related notes thereto as at and for the nine months ended September 30, 2006 and 2005.

1.9 Management's discussion and analysis of financial position and operating results for the nine months ended September 30, 2006 and 2005.

* Previously furnished on Form CB on October 25, 2006.

PART III

CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent and power of attorney on Form F-X was filed by Cyries Energy Inc. with the Securities and Exchange Commission on October 25, 2006.

(2) Not applicable.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYRIES ENERGY INC.



Dated: November 30 2006

Name: David Gillis
Title: Treasurer

Doc #:NY7:307562.1

EXHIBIT INDEX

INFORMATION SENT TO SECURITY HOLDERS

Offer to Purchase dated October 24, 2006.*

Letter of Transmittal.*

Notice of Guaranteed Delivery.*

Notice of Extension dated November 30, 2006.

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Reports or Information Made Publicly Available in Connection with the Transaction but not Disseminated to Security Holders

(1) Press Release of Cyries Energy Inc. dated November 30, 2006

Documents Incorporated by Reference into the Home Jurisdiction Documents:

Exhibit

1.1* The annual information form dated March 15, 2006 for the year ended December 31, 2005 including the business acquisition reports dated September 16, 2005 and October 26, 2005 in connection with the acquisitions of Devlan Exploration Inc. and 1181608 Alberta ULC, respectively, which are incorporated by reference in the annual information form.

1.2* The audited consolidated financial statements, and the related notes thereto, as at December 31, 2005 and the Auditors' Report thereon.

1.3* The management's discussion and analysis of Cyries Energy Inc.'s financial position and operating results for the year ended December 31, 2005.

1.4* The management proxy circular for Cyries Energy Inc.'s annual and special meeting of shareholders held on May 16, 2006.

1.5* Unaudited consolidated interim financial statements and the related notes thereto for the six months ended June 30, 2006 and 2005.

1.6* Management's discussion and analysis of financial position and operating results for the six months ended June 30, 2006 and 2005.

1.7* The material change report dated October 13, 2006 with respect to Cyries Energy Inc. and Dual Exploration Inc. entering into the Acquisition Agreement.

1.8 The unaudited consolidated interim financial statements and the related notes thereto as at and for the nine months ended September 30, 2006 and 2005.

1.9 Management's discussion and analysis of financial position and operating results for the nine months ended September 30, 2006 and 2005.

* Previously furnished on Form CB on October 25, 2006.

PART I:

INFORMATION SENT TO SECURITY HOLDERS

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your financial, legal or other professional advisor. No securities regulatory authority has expressed an opinion about the securities offered hereunder and it is an offence to claim otherwise. This Offer has not been approved or disapproved by any securities regulatory authority nor has any regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

November 30, 2006


Cyries
ENERGY INC.

NOTICE OF EXTENSION

of the

OFFER TO PURCHASE

all of the outstanding common shares of

DUAL EXPLORATION INC.

on the basis of

0.167 of a Common Share of Cyries Energy Inc. for each Common Share of Dual Exploration Inc.

This is a notice of extension (the "Notice") to the offer by Cyries Energy Inc. ("Cyries" or the "Offeror") to purchase all of the issued and outstanding common shares ("Dual Shares") in the capital of Dual Exploration Inc. ("Dual"), including the Dual Shares which become outstanding upon exercise of Dual Options and Dual Warrants, set forth in the offer to purchase dated October 24, 2006 and the accompanying take-over bid circular (the offer to purchase dated October 24, 2006 and the accompanying take-over bid circular are herein referred to as "Original Offer"). The Offeror hereby gives notice that it is extending the Original Offer as set forth in this Notice. The Original Offer, as amended by this Notice, is herein referred to as the "Offer". Capitalized terms used herein but not defined in this Notice have the meanings set out in the Original Offer.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON DECEMBER 11, 2006 (THE "EXPIRY TIME"), UNLESS FURTHER EXTENDED OR WITHDRAWN.

On November 30, 2006, Cyries announced that it was extending the Original Offer and delivered notice to Computershare Investor Services Inc. (the "Depositary") in respect thereof. **Shareholders who have validly deposited and not withdrawn their Dual Shares need take no further action to accept the Offer.** Effective as of 5:00 p.m. (Calgary time) on November 29, 2006, Cyries took up 30,894,173 Dual Shares, representing approximately 89% of the outstanding Dual Shares on a diluted basis after the exercise or termination of Dual Options and Dual Warrants. Cyries intends to acquire all of the Dual Shares not acquired by the Expiry Time pursuant to a Compulsory Acquisition, if available, or pursuant to a Subsequent Acquisition Transaction.

The board of directors of Dual, after consultation with its legal and financial advisors, and upon receipt of the opinion from Clarus Securities Inc., has unanimously approved the Offer, determined that the Offer is fair, from a financial point of view, to holders of Dual Shares and is in the best interests of Dual and the holders of Dual Shares and unanimously recommends that holders of Dual Shares ACCEPT the Offer.

Holders of Dual Shares wishing to accept the Offer must properly complete and duly execute the Letter of Transmittal which accompanied the Original Offer or a manually signed facsimile thereof and deposit it, together with certificates representing their Dual Shares and all other documents required by the Letter of Transmittal, at the office of the Depositary shown on the Letter of Transmittal and on the back page of this document, all in accordance with the transmittal instructions in the Letter of Transmittal.

Alternatively, a holder of Dual Shares who wishes to deposit such Dual Shares and whose certificates for such Dual Shares are not immediately available or cannot be delivered by the Expiry Time may deposit certificates representing such Dual Shares by following the procedure for guaranteed delivery set forth in Sections 2 and 3 of the Original Offer, "Time of Acceptance" and "Manner of Acceptance", using the Notice of Guaranteed Delivery which accompanied the Original Offer.

The Depositary for the Offer is: Computershare

The Information Agent for the Offer is: Georgeson

Questions and requests for assistance may be directed to the Depositary and additional copies of this document, the Original Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, on request from the Depositary at its offices shown in the Letter of Transmittal and the Notice of Guaranteed Delivery and on the back page of this document. Questions and requests for assistance may also be directed to Georgeson Shareholder Communications Canada Inc., the Information Agent for the Offer, at 1-866-396-8724.

The Cyries Shares offered pursuant to the Offer involve certain risks. See Section 12 of the Circular, "Risk Factors" and the risk factors in the documents incorporated by reference therein.

Persons whose Dual Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Dual Shares to the Offer.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Notice contains forward-looking statements that are subject to risks and based on a number of assumptions and other factors. See "Statements Regarding Forward-Looking Information" in the Original Offer.

NOTICE TO UNITED STATES SHAREHOLDERS

The Offer involves the securities of two Canadian issuers. The Offer is subject to the disclosure requirements of Canada, which are different from those of the United States. The Cyries Shares to be issued to United States Shareholders under the Offer have not been registered under the United States *Securities Act of 1933*, as amended (the "1933 Act"), and are being issued to United States Shareholders in reliance on the exemption from registration set forth in Rule 802 thereof. The solicitation of acceptances of the Offer is not subject to the requirements of section 14(a) of the United States *Securities Exchange Act of 1934*, as amended (the "1934 Act"). The Cyries Shares will not be listed for trading on any United States stock exchange.. Accordingly, the solicitations and transactions contemplated in the Offer and Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and the Offer and Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. **Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act.**

All financial statements incorporated by reference herein and in the Original Offer have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. As a result, the financial statements included and incorporated by reference herein and in the Original Offer have not been reconciled to U.S. generally accepted accounting principles as may otherwise be necessary under registration statement requirements of the 1933 Act.

The disposition of Dual Shares and the acquisition of Cyries Shares pursuant to the Offer may subject holders of Dual Shares to tax consequences both in the United States and Canada. Such consequences for holders of Dual Shares who are resident in, or citizens of, the United States are not described fully herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that each of the Offeror and Dual were created under the laws of the Province of Alberta, Canada, that some or all of the officers and directors of the Offeror, Dual and their respective subsidiaries are residents of Canada, that some or all of the experts named in the Original Offer, or incorporated by reference therein or herein, are residents of Canada and that all or a substantial portion of the assets of the Offeror and Dual and of such persons are located outside the United States. You may not be able to sue a Canadian issuer or its officers or directors in a Canadian court for violations of the U.S. securities laws. It may be difficult to compel a Canadian issuer and its affiliates to subject themselves to a U.S. court's judgment.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror or Dual.

You should be aware that the Offeror or its affiliates may purchase securities of Dual otherwise than in connection with the Offer, such as in the open market or privately negotiated purchases, subject to applicable Securities Laws.

THE SECURITIES OFFERED BY THE OFFEROR PURSUANT TO THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IN THE EVENT THAT THE OFFEROR TAKES UP DUAL SHARES DEPOSITED PURSUANT TO THE OFFER, ALL DUAL SHAREHOLDERS WHO ARE "NON-QUALIFIED PARTIES" (AS DEFINED BELOW) SHALL HAVE THE CYRIES SHARES OTHERWISE DIRECTLY ISSUABLE TO THEM PURSUANT TO THE OFFER ISSUED INSTEAD ON THEIR BEHALF TO COMPUTERSHARE INVESTOR SERVICES INC. OR SUCH OTHER AGENT AS MAY BE DESIGNATED BY THE OFFEROR (HEREINAFTER REFERRED TO AS A "SELLING AGENT") WHICH SHALL, AS AGENT FOR SUCH NON-QUALIFIED PARTIES, AS EXPEDITIOUSLY AS IS COMMERCIALLY REASONABLE THEREAFTER, SELL ALL SUCH CYRIES SHARES THROUGH THE FACILITIES OF

THE TORONTO STOCK EXCHANGE AND PAY THE NET PROCEEDS OF SUCH SALES, AFTER DEDUCTION OF BROKERAGE SALES COMMISSIONS AND ANY OTHER RELATED EXPENSES OR ANY APPLICABLE WITHHOLDING TAXES, TO SUCH NON-QUALIFIED PARTIES. "NON-QUALIFIED PARTIES" MEANS RESIDENTS OF THE JURISDICTIONS OF ARIZONA, ARKANSAS, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, GUAM, HAWAII, ILLINOIS, INDIANA, LOUISIANA, MARYLAND, MASSACHUSETTS, MINNESOTA, MISSISSIPPI, NEW JERSEY, NORTH CAROLINA, NORTH DAKOTA, OKLAHOMA, OREGON, PUERTO RICO, TENNESSEE, TEXAS, UTAH, WEST VIRGINIA, WISCONSIN AND WYOMING WHO DO NOT QUALIFY AS EXEMPT INSTITUTIONAL INVESTORS IN SUCH U.S. JURISDICTIONS.

ALL NON-QUALIFIED PARTIES MUST NOTIFY THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR DUAL SHARES ARE HELD OF THEIR STATUS AS A "NON-QUALIFIED PARTY". FAILURE BY A NON-QUALIFIED PARTY TO INFORM THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR DUAL SHARES ARE HELD OF THEIR STATUS AS A "NON-QUALIFIED PARTY" PRIOR TO THE EXPIRY TIME WILL BE DEEMED TO BE A CERTIFICATION THAT SUCH DUAL SHAREHOLDER IS NEITHER A RESIDENT OF A SUBJECT STATE OR IS SUCH A RESIDENT AND IS AN "INSTITUTIONAL INVESTOR" WITHIN THE MEANING OF THE SECURITIES LAWS AND REGULATIONS OF THE SUBJECT STATE OF WHICH IT IS A RESIDENT.

All Cyries Shares which the Selling Agent is required to sell will be pooled and sold as soon as practicable on the TSX. Thereafter, the Selling Agent will forward to each person whose Cyries Shares have been sold a cheque in Canadian dollars in an amount equal to such person's pro rata interest in the proceeds of sale of all Cyries Shares so sold by the Selling Agent (net of all applicable brokerage sales commissions, any other related expenses in respect of such sales and any applicable withholding taxes). In effecting the sale of any Cyries Shares, the Selling Agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Offeror nor the Selling Agent will be liable for any loss arising out of any sale of such Cyries Shares relating to the manner or timing of such sales, the prices at which Cyries Shares are sold or otherwise. The sale price of Cyries Shares sold on behalf of such persons will fluctuate with the market price of the Cyries Shares and no assurance can be given that any particular price will be received upon any such sale. Dual Shareholders who are resident in jurisdictions in which Cyries Shares may not be lawfully delivered, and who desire certainty with respect to the price to be received for their Dual Shares, may wish to consult their advisors.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

CURRENCY AND EXCHANGE RATES

All dollar references in the Offer and the Circular are in Canadian dollars, unless otherwise indicated.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Dual Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Dual Shares in such jurisdiction.

NOTICE OF EXTENSION

TO: THE SHAREHOLDERS OF DUAL EXPLORATION INC.

By this Notice and by notice provided to the Depositary, the Offeror is amending the Original Offer by extending the time during which the Offer is open for acceptance. Except as otherwise set forth in this Notice, the information, terms and conditions in the Original Offer continue to be applicable in all respects and this Notice should be read in conjunction therewith.

1. Extension of the Offer

The Offeror has amended the Original Offer by extending the time during which the Offer is open for acceptance from 5:00 p.m. (Calgary time) on November 29, 2006 to 5:00 p.m. (Calgary time) on December 11, 2006. Accordingly, the definition of Expiry Date in the Offer has been amended to mean 5:00 p.m. (Calgary time) on December 11, 2006, unless the Offer is extended (pursuant to Section 5 of the Offer, "Extension and Variation of the Offer"), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires.

2. Recent Developments

Effective as of the Initial Expiry Time of 5:00 p.m. (Calgary time) on November 29, 2006, Cyries took up 30,894,173 Dual Shares, representing approximately 89% of the outstanding Dual Shares on a diluted basis after the exercise or termination of Dual Options and Dual Warrants. The Offeror intends to acquire all of the Dual Shares not acquired by the Expiry Time pursuant to a Compulsory Acquisition, if available, or pursuant to a Subsequent Acquisition Transaction.

On November 9, 2006, Cyries completed the public offering of 2,530,000 Cyries Shares at a price of $12.50 per share. The net proceeds of this offering of approximately $30 million will be used to fund the Offeror's capital expenditure program likely focussed in the Gold Creek, Rainbow Lake, Hotchkiss, Knopcik and Judy Creek areas of northwestern Alberta.

In addition, on November 9, 2006, Cyries issued a press release announcing its third quarter financial results for the nine months ended September 30, 2006. The unaudited consolidated interim financial statements and the management's discussion and analysis of financial position and operating results for the nine months ended September 30, 2006 were subsequently filed with the securities regulatory authorities in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador on November 14, 2006. See Section 7 of this Notice, "Documents Incorporated by Reference".

3. Time for Acceptance

The Offer is open for acceptance until, but not later than, 5:00 p.m. (Calgary time) on December 11, 2006, or until such time and date to which the Offer may be extended by the Offeror at its discretion (subject to the Acquisition Agreement) unless withdrawn by the Offeror. See Section 2 of the Original Offer, "Time for Acceptance".

4. Manner of Acceptance

Dual Shares may be deposited to the Offer in accordance with the provisions set forth in section 3 of the Original Offer, "Manner of Acceptance".

5. Take-up and Payment for Deposited Dual Shares

Dual Shares which have not already been deposited pursuant to the Offer may be deposited at the offices of the Depositary shown in the Letter of Transmittal and on the last page of this document at or prior to 5:00 p.m. (Calgary time) on December 11, 2006.

The Offeror has taken up the Dual Shares validly deposited under the Offer and not withdrawn as set forth in Section 6 of the Original Offer, "Take-up and Payment for Deposited Dual Shares". The Offeror will pay for the Dual Shares taken up as of the Initial Expiry Time as soon as possible, and in any event not later than three Business Days after taking up such Dual Shares. Dual Shares deposited in acceptance of the Offer following the Initial Expiry Time will be taken up and paid for in accordance with applicable securities legislation.

6. Withdrawal of Deposited Dual Shares

Shareholders have the right to withdraw Dual Shares deposited pursuant to the Offer under circumstances and in the manner described in Section 7 of the Original Offer, "Withdrawal of Deposited Dual Shares".

7. Documents Incorporated by Reference

Since the Offer and Circular were delivered to Shareholders, the following documents of the Offeror have been filed with the securities regulatory authorities in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador and are specifically incorporated by reference into, and form part of, the Circular:

(a) the unaudited consolidated interim financial statements and the related notes thereto as at and for the nine months ended September 30, 2006 and 2005; and

(b) management's discussion and analysis of financial position and operating results for the nine months ended September 30, 2006 and 2005.

Copies of the documents incorporated by reference in this Notice and in the Circular may be obtained on request without charge from the Chairman and Chief Executive Officer of Cyries at Cyries Energy Inc., 3200, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6 or by telephone at (403) 262-9609. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com.

8. Consequential Amendments to Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery

Consequential amendments in accordance with this Notice are deemed to be made where required to the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Without limiting the generality of the foregoing, such amendments include the amendment to the Letter of Transmittal and Notice of Guaranteed Delivery to refer to 5:00 p.m. (Calgary time) on December 11, 2006 as the Expiry Time. Except as varied hereby, all terms of the Original Offer remain in effect, unamended.

9. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Dual security holders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with their legal advisers.

APPROVAL AND CERTIFICATE

The contents of this Notice have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized, by the Board of Directors of the Offeror.

The Original Offer, as amended by this Notice, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer within the meaning of the *Securities Act* (Quebec).

Dated: November 30, 2006

CYRIES ENERGY INC.

(Signed) DONALD F. ARCHIBALD
Chairman and Chief Executive Officer

(Signed) ERIN P. THORSON
Chief Financial Officer and Controller

On behalf of the Board of Directors

(Signed) GARY C. PEDDLE
Director

(Signed) DOUGLAS A. DAFOE
Director

The Depositary for the Offer is:


Computershare

By Registered Mail, Hand or Courier:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

Computershare Investor Services Inc.
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Attention: Corporate Actions

By Mail:

Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

Toll Free Telephone (within Canada and the U.S.): 1-800-564-6253

Email: corporateactions@computershare.com

The Information Agent for the Offer is:


Georgeson

Georgeson Shareholder Communications Canada Inc.
100 University Avenue
11th Floor, South Tower
Toronto, Ontario M5J 2Y1

Telephone: 1-866-396-8724

Any questions and requests for assistance may be directed by holders of Dual Shares to the Depositary or the Information Agent at the telephone numbers and locations set forth above.

PART II:

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Reports or Information Made Publicly Available in Connection with the Transaction but not Disseminated to Security Holders

#14-2006

November 30, 2006

NEWS RELEASE

CYRIES ENERGY INC. ACQUIRES APPROXIMATELY 89% OF DUAL EXPLORATION INC.

CALGARY, ALBERTA - Cyries Energy Inc. ("Cyries") (CYS - TSX) announces today that it has acquired approximately 89% of the outstanding shares (calculated on a diluted basis) of Dual Exploration Inc. ("Dual") (DLX - TSX) in exchange for 0.167 of a Cyries share for each Dual share pursuant to its offer and takeover bid circular dated October 24, 2006.

The initial expiry time for the offer by Cyries to acquire the Dual common shares was 5:00 p.m. on November 29, 2006. All of the conditions to the offer by Cyries have been satisfied and Cyries has given instructions to the depositary to take up all of the Dual common shares deposited to the offer. Cyries will pay for such shares in accordance with applicable securities laws and the acquisition agreement between Cyries and Dual.

Cyries has extended its offer to 5:00 p.m. (Calgary time) on December 11, 2006 to allow additional time for the Dual shareholders who have not deposited their Dual common shares to tender their shares to the offer. Subsequent thereto, Cyries intends to acquire all of the remaining Dual common shares not deposited under the offer pursuant to the compulsory acquisition procedures, if available, or pursuant to a subsequent acquisition transaction, and to de-list the Dual common shares from the Toronto Stock Exchange.

For further information, please contact:

CYRIES ENERGY INC.
Donald F. Archibald
Chairman & C.E.O.
Phone: (403) 262-9609 / Fax: (403) 262-0055

This news release shall not constitute an offer to sell or the solicitation of any offer to buy securities in any jurisdiction. The Cyries Energy Inc. common shares have not been nor will be registered under the United States Securities Act of 1933, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

Certain information included in this press release is forward-looking. Forward-looking statements regarding possible events, conditions or results are based on assumptions about future economic conditions and courses of action and include future orientated financial information with respect to prospective results of operations, financial position and cash flows of Cyries. Forward-looking statements may include, without limitation, statements relating to the future financial position, business strategy, budgets, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving Cyries and potential acquisitions. Many of these statements can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues", or similar words.

Although Cyries believes the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described in Cyries' annual information form and other continuous disclosure documents. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Cyries' actual performance and financial results in future periods to differ materially from any conclusion, forecast, projection of future performance or results of operations expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and Cyries does not undertake any obligation, except as required under applicable law, to publicly update or revise such statements to reflect new information, subsequent or otherwise.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Documents Incorporated by Reference into the Home Jurisdiction Documents

($000s, unaudited)	*As at September 30, 2006*	*As at December 31, 2005*
Assets		
Current assets		
Accounts receivable	21,430	28,948
Deposits and prepaid expenses	2,831	1,835
	24,261	30,783
Property and equipment, net *(note 4)*	344,813	265,013
Goodwill	68,434	68,434
	437,508	364,230
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable and accrued liabilities	48,342	53,343
Income taxes payable	334	3,411
Revolving demand loan *(note 6)*	90,350	47,249
	139,026	104,003
Future income tax liability	34,097	33,158
Asset retirement obligations *(note 10)*	14,767	12,440
Total liabilities	187,890	149,601
Shareholders' equity		
Share capital *(note 7)*	217,712	195,734
Contributed surplus *(note 8)*	6,153	2,512
Retained earnings	25,753	16,383
	249,618	214,629
	437,508	364,230

See accompanying notes.

On behalf of the Board:



Donald F. Archibald
Chairman, CEO & Director



Frederic C. Coles
Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	Three months ended		Nine months ended	
($000s, except per share amounts, unaudited)	***Sept. 30, 2006***	***Sept. 30, 2005***	***Sept. 30, 2006***	***Sept. 30, 2005***
Revenue				
Petroleum and natural gas sales	32,351	31,140	101,589	53,995
Royalties (net of Alberta Royalty Tax Credit)	(7,384)	(7,125)	(24,739)	(12,355)
	24,967	24,015	76,850	41,640
Other income	241	47	317	100
	25,208	24,062	77,167	41,740
Expenses				
Production	6,024	3,992	17,231	7,184
Transportation	1,107	862	3,347	1,602
General and administrative	909	648	2,692	1,887
Interest *(note 6)*	1,262	380	2,865	495
Stock compensation	1,147	506	3,716	1,458
Depletion, depreciation and accretion	12,981	7,967	38,368	13,957
	23,430	14,355	68,219	26,583
Earnings before taxes	1,778	9,707	8,948	15,157
Taxes *(note 5)*				
Current income taxes (recovery)	(5)	530	(848)	569
Future income taxes	553	3,076	426	5,438
	548	3,606	(422)	6,007
Net earnings	1,230	6,101	9,370	9,150
Retained earnings, beginning of period	24,523	4,600	16,383	1,551
Retained earnings, end of period	25,753	10,701	25,753	10,701
Net earnings per share *(note 9)*				
Basic	0.03	0.16	0.24	0.31
Diluted	0.03	0.15	0.21	0.27
Weighted average common shares outstanding *(note 9)*				
Basic	40,987	37,285	39,846	29,936
Diluted	44,942	41,594	43,848	33,965

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($000s, unaudited)	Three months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Nine months ended Sept. 30, 2006	Nine months ended Sept. 30, 2005
Operating activities				
Net earnings	1,230	6,101	9,370	9,150
Items not affecting cash				
Depletion, depreciation and accretion	12,981	7,967	38,368	13,957
Future income taxes	553	3,076	426	5,438
Gain on investment	(200)	-	(200)	-
Stock compensation	1,147	506	3,716	1,458
Funds generated from operations	15,711	17,650	51,680	30,003
Asset retirement expenditures		-	(144)	-
Net changes in non-cash operating working capital *(note 11)*	1,640	1,317	(976)	2,349
	17,351	18,967	50,560	32,352
Financing activities				
Issue of common shares	23,036	50,005	23,036	70,014
Issue of common shares on exercise of options	107	-	172	32
Issue of common shares on exercise of warrants	-	33	6	33
Share issue costs	(800)	(2,490)	(800)	(3,485)
Increase/ (decrease) in bank debt	(14,444)	5,328	43,101	13,145
	7,899	52,876	65,515	79,739
Investing activities				
Additions to property and equipment	(37,661)	(24,140)	(116,563)	(64,328)
Plan of arrangement		(57,062)		(57,466)
Disposition of property and equipment	716	374	867	558
Net changes in non-cash investing working capital *(note 11)*	11,695	8,985	(379)	9,145
	(25,250)	(71,843)	(116,075)	(112,091)
Change in cash		-		-
Cash, beginning of period		-		-
Cash, end of period		-		-

See accompanying notes.

(all numbers in thousands except per share amounts, unaudited)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Cyries Energy Inc. ("Cyries") was incorporated under the Business Corporations Act (Alberta) on May 20, 2004 and commenced operations July 2, 2004. Cyries is engaged in the exploration, development and production of crude oil and natural gas in the province of Alberta. The Company is traded on the Toronto Stock Exchange under the symbol CYS.

These interim consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP), using the same accounting policies as those set out in note 2 to the consolidated financial statements for the year ended December 31, 2005. The disclosures in these interim consolidated financial statements are incremental to those included in the annual consolidated financial statements and certain disclosures which are required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005.

2. CORPORATE ACQUISITIONS

a) Devlan Exploration Inc.

On July 1, 2005 Cyries acquired all of the outstanding common shares of Devlan Exploration Ltd. ("Devlan") pursuant to a Plan of Arrangement. Devlan shareholders received 0.25 Cyries common shares for each Devlan common share outstanding, for a total of 8,558 Cyries shares. The business combination was accounted for using the purchase method. As part of the Arrangement, Devlan transferred certain oil and natural gas properties and $4,500 of debt to a new company, Dual Exploration Inc. ("Dual"), the shares of which were distributed to shareholders of Devlan on the basis of 0.5 of a Dual share for each Devlan share outstanding.

The acquisition was funded by the issuance of common shares. The trading price ascribed to the common shares of $9.52 per share is based on the trading prices of Cyries common shares on the five days following and five days prior to the announcement of the Arrangement.

	Amount
Consideration:	
Common shares	$ 81,469
Transaction costs	372
	81,841
Allocated to:	
Current assets	9,602
Current liabilities	(12,680)
Bank debt	(19,208)
	(22,286)
Property, plant and equipment	70,512
Goodwill	49,745
Asset retirement obligations	(3,560)
Future income taxes	(12,570)
	$ 81,841

(all numbers in thousands except per share amounts, unaudited)

b) 1181608 Alberta ULC

Pursuant to a share purchase agreement, Cyries acquired all of the outstanding common shares of 1181608 Alberta ULC, a private oil and natural gas exploration and production company, for cash consideration of $57,000. The acquisition closed on August 12, 2005. The business combination was accounted for using the purchase method.

		Amount
Consideration:		
Cash	$	57,000
Transaction costs		93
		57,093
Property, plant and equipment		54,717
Goodwill		18,689
Asset retirement obligations		(1,249)
Future income taxes		(15,064)
	$	57,093

The results of operations of both companies are reflected in Cyries' earnings from the respective closing dates.

3. DEPOSITS, PREPAID EXPENSES AND OTHER

	September 30, 2006	*December 31, 2005*
Deposits	$ 197	$ 227
Prepaid expenses	2,434	1,608
Other	200	-
	$ 2,831	$ 1,835

4. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2006	*December 31, 2005*
Petroleum and natural gas property and equipment	$ 414,381	$ 297,046
Other	219	105
	414,600	297,151
Accumulated depletion and depreciation	(69,787)	(32,138)
Net book value	$ 344,813	$ 265,013

In determining the Company's depletion and depreciation, $20,020 of costs related to unproved properties (2005 - $13,411) and $14,474 of estimated salvage value (2005 - $15,902) was excluded from the costs subject to depletion. Future development costs required to complete wells for which proved reserves have been assigned of $4,711 (2005 - $6,467) were added to the Company's net book value for purposes of the depletion calculation. The Company does not capitalize corporate general and administrative expenses.

(all numbers in thousands except per share amounts, unaudited)

5. INCOME TAXES

During the second quarter of 2006, the Federal and Alberta taxation authorities substantially enacted reductions in income tax rates for the current and future years. The expected benefit of these rate changes was recorded in the nine month period as a future income tax recovery of $3,050 and a current tax recovery of $89.

In the fourth quarter of 2005 the Company recorded current income taxes of $1,798 and interest expense of $607 for the estimated impact of an income tax audit. In 2006 the audit was finalized resulting in a reduction to current income tax expense of $958 and interest expense of $251 in the nine month period ended September 30, 2006.

6. REVOLVING DEMAND LOAN

The Company has a demand revolving operating credit facility provided by a Canadian chartered bank. On April 7, 2006, the borrowing capacity of the credit facility was increased to $120 million from $73 million. The credit facility provides that borrowing may be made by way of direct advances or bankers' acceptances. Direct advances bear interest at the bank's prime lending rate plus a variable rate and bankers' acceptances bear interest at the applicable bankers' acceptances rate plus a variable rate stamping fee. The variable rate charged by the bank is dependent upon the Company's debt to trailing cash flow ratio. In the third quarter of 2006, the average interest rate on outstanding borrowings, including stamping fees, was 5.49 percent (September 2005 - 3.69 percent). The credit facility is subject to periodic review and is secured by a $250 million demand fixed and floating charge debenture over all of the Company's assets.

7. SHARE CAPITAL

Authorized

At September 30, 2006, the Company had authorized an unlimited number of common shares, an unlimited number of preferred shares, 3,988 warrants and 605 Class B performance shares.

Issued

The Company had the following shares outstanding at September 30, 2006:

Common shares	*Number of shares*	*Amount*
Common shares December 31, 2005	39,265	$ 194,300
Exercise of stock options	24	249
Exercise of warrants	4	8
Flow-through share issue	1,827	23,036
Share issue costs	-	(800)
Tax effect of share issue costs	-	249
Tax effect of flow-through share issuance	-	(762)
Common shares September 30, 2006	41,120	$ 216,280

(all numbers in thousands except per share amounts, unaudited)

Warrants	*Number of warrants*	*Amount*
Balance - December 31, 2005	3,968	$ 1,428
Exercise of warrants	(4)	(2)
Balance - September 30, 2006	3,964	$ 1,426

Performance shares	*Number of performance shares*	*Amount*
Balance - December 31, 2006 and September 30, 2006	599	$ 6

On March 2, 2005, Devlan issued flow-through shares and committed to spend $2,250 before December 31, 2005 on expenditures qualifying as Canadian exploration expenditures. Flow-through expenditures on Canadian exploration expenses were renounced to subscribers of the flow-through common shares in February 2006 effective December 31, 2005. The total flow-through commitment was met in 2005 and there is no outstanding obligation remaining in 2006. The related income tax impact was recorded in the first quarter of 2006.

On July 6, 2006, the Company issued 1,827 flow-through common shares of which 1,225 flow-through common shares relate to Canadian exploration expenses ("CEE Flow-Through Shares") and 602 flow-through common shares relate to Canadian development expenditures ("CDE Flow-Through Shares"). The CEE Flow-Through Shares were issued at a price of $13.10 per share for proceeds of $16,048, while the CDE Flow-Through Share were issued at a price of $11.60 for proceeds of $6,988. CEE Flow-Through Shares will be entitled to renunciation of Canadian exploration expenses from the Company, whereas purchasers of the CDE Flow-Through Shares will be entitled to renunciation of Canadian development expenses from the Company.

Share capital includes common shares of $216,280, warrants of $1,426 and performance shares of $6 for a total of $217,712.

8. STOCK-BASED COMPENSATION

The Company accounts for its stock based compensation plan (the "Plan") using the fair value method. Under this method, a compensation cost is charged over the vesting period for stock options and Class B performance shares with a corresponding increase to contributed surplus.

Stock option activity related to the Plan was as follows:

	Number of options	*Weighted average price ($)*
Balance - December 31, 2005	1,672	10.25
Granted	1,785	13.24
Exercised	(24)	7.30
Cancelled	(10)	13.42
Closing balance	3,423	11.82

The Plan is for the benefit of employees, officers and directors. Stock options granted under the Plan vest over a four year period with 20 percent of the options vesting immediately upon grant and a further 20 percent vesting upon each anniversary date. The options expire, if unexercised, five years from the date of the initial grant.

(all numbers in thousands except per share amounts, unaudited)

The following table provides additional information on the stock options outstanding as at September 30, 2006:

Range of exercise prices ($/share)	*Number of options*	*Weighted average exercise price*	*Weighted average contractual life*	*Options exercisable*
5.21 - 6.50	431	$ 5.40	3.0	233
10.40 - 13.53	2,604	12.45	4.2	686
14.51 - 16.60	388	14.71	4.1	84
5.21 - 16.60	3,423	$ 11.82	4.0	1,003

The fair value of each stock option granted for the nine months ended September 30, 2006 was estimated on the date of grant using the Black-Scholes model. The weighted average fair value of the stock options granted in the period was $5.02 per share (2005 - $4.86), using an average risk-free interest rate of 3.18 percent (2005 - 2.80 percent), average volatility of 40 percent (2005 - 50 percent) and an expected life of 4.5 years (2005 - 4.5 years). The Company has not re-priced any stock options.

For the nine month period ended September 30, 2006, $3,613 of expense related to the stock options and $103 of expense related to the performance shares is included in stock compensation expense.

The following table reconciles the Company's contributed surplus:

	Nine months ended	
	September 30, 2006	*September 30, 2005*
Contributed surplus - December 31, 2005	$ 2,512	$ 365
Stock-based compensation expense	3,726	1,458
Exercise of stock options	(75)	(15)
Cancellation of stock options	(10)	-
Carrying amount, end of period	$ 6,153	$ 1,808

9. PER SHARE AMOUNTS

The following table details the components of diluted common shares outstanding:

	Three months ended		*Nine months ended*	
Weighted average common shares	*Sept. 30, 2006*	*Sept. 30, 2005*	*Sept. 30, 2006*	*Sept. 30, 2005*
Basic	40,987	37,285	39,846	29,936
Warrants	3,436	3,528	3,468	3,413
Performance shares	519	538	524	521
Options		243		95
Diluted	44,942	41,594	43,838	33,965

The calculation of diluted common shares for the three and nine months ended September 30, 2006 excludes 3,423 (2005 - 1,232) of stock options that are anti-dilutive.

(all numbers in thousands except per share amounts, unaudited)

10. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the Company's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its asset retirement obligations to be $14,767 as at September 30, 2006 (2005 - $8,183) based on a total future liability of $36,526 (2005 - $20,907). Asset retirement expenditures are expected to be made over the next 25 years with the majority of costs to be incurred by 2020. The Company used a credit adjusted risk free rate of seven percent and an inflation rate of two percent (2005 - 1.5%) to calculate the present value of the asset retirement obligations. The following table reconciles the Company's total asset retirement obligations.

	September 30, 2006	September 30, 2005
Balance, beginning of period	$ 12,440	$ 2,519
Increase in liabilities	1,521	624
Liabilities settled	(144)	-
Acquisitions	85	4,809
Accretion	719	231
Revisions	146	-
Carrying amount, end of period	$ 14,767	$ 8,183

11. SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended		Nine months ended	
Changes in non-cash working capital	***Sept. 30, 2006***	***Sept. 30, 2005***	***Sept. 30, 2006***	***Sept. 30, 2005***
Accounts receivable	$ 836	$ (7,586)	$ 7,518	$ (5,473)
Prepaid expenses and deposits	72	(322)	(795)	(325)
Accounts payable and accrued liabilities	12,427	18,210	(8,078)	17,292
Net change in non-cash working capital	$ 13,335	$ 10,302	$ (1,355)	$ 11,494
Investing activities	11,695	8,985	(379)	9,145
Operating activities	$ 1,640	$ 1,317	$ (976)	$ 2,349

The Company made the following cash outlays in respect of interest expense and current income taxes:

	Three months ended		Nine months ended	
	Sept. 30, 2006	***Sept. 30, 2005***	***Sept. 30, 2006***	***Sept. 30, 2005***
Interest	$ 1,267	$ 328	$ 2,996	$ 412
Income taxes	$ 961	$ -	$ 2,243	$ -



(all numbers in thousands except per share amounts, unaudited)

11. SUBSEQUENT EVENT

On October 4, 2006, Cyries Energy Inc. ("Cyries") announced that it entered into an acquisition agreement to offer (the "Offer") to acquire all of the outstanding shares of Dual Exploration Inc. ("Dual") in exchange for 0.167 of a Cyries share for each Dual share outstanding. Cyries mailed the Offer on October 24, 2006 and the Offer will be open until November 29, 2006 contingent on certain conditions. Pending successful completion of the Offer and necessary approvals, the acquisition is expected to close in December 2006.

On October 20, 2006, the Company announced that it entered into an agreement with a syndicate of underwriters to issue, by way of a short form prospectus, 2,200 common shares at a price of $12.50 per share for total proceeds of $27,500. In addition, Cyries has provided the underwriters with an over-allotment option to purchase up to an additional 330 common shares at a price of $12.50 per share, for a period of 30 days from closing.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Cyries Energy Inc. ("Cyries" or the "Company") for the three and nine month periods ended September 30, 2006 and the audited financial statements for the year ended December 31, 2005. This MD&A is dated as of November 8, 2006.

Cyries was incorporated under the Business Corporations Act (Alberta) on May 20, 2004 and commenced operations July 2, 2004. Cyries is a Calgary based oil and natural gas exploration and development company operating primarily in northwestern Alberta and northeastern British Columbia. The Company is traded on the Toronto Stock Exchange under the symbol CYS.

***Units of measure** - Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil ("6:1"). All values are presented in thousands, other than boe and per share amounts.*

***Non-GAAP measurements** - Cyries evaluates performance based on net income, operating netback and funds generated from operations. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of oil and natural gas sales following the deduction of royalties, production expenses and transportation costs. A calculation of operating netback is included in the MD&A. Working capital deficiency is defined as current assets less current liabilities, excluding any debt presented as a current liability. Funds generated from operations is expressed before changes in non-cash operating working capital and asset retirement expenditures. The Company considers funds generated from operations a key measure as it is used to analyze operations, performance, leverage and liquidity.*

The following table reconciles funds generated from operations to cash flow from operating activities, the most directly comparable GAAP measure:

	Three months ended		***Nine months ended***	
($000s)	***Sept. 30, 2006***	***Sept. 30, 2005***	***Sept. 30, 2006***	***Sept. 30, 2005***
Cash flow from operating activities	17,351	18,967	50,560	32,352
Net changes in non-cash operating working capital	(1,640)	(1,317)	976	(2,349)
Asset retirement expenditures		-	144	-
Funds generated from operations	15,711	17,650	51,680	30,003

Funds generated from operations, operating netback and working capital deficiency do not have a standard meaning prescribed by Canadian Generally Accepted Accounting Principles ("GAAP") and therefore may not be comparable to other companies.

***Forward-looking statements** - This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Cyries' management at the time the statements were made. The reader should be aware that historical results are not necessarily indicative of future performance.*

HIGHLIGHTS

	Three months ended		***Nine months ended***	
($000s, except per share data)	***Sept. 30, 2006***	***Sept. 30, 2005***	***Sept. 30, 2006***	***Sept. 30, 2005***
Net income	1,230	6,101	9,370	9,150
Net income per share - basic	0.03	0.16	0.24	0.31
Net income per share - diluted	0.03	0.15	0.21	0.27
Funds generated from operations	15,711	17,650	51,680	30,003
Funds generated per share - basic	0.38	0.47	1.30	1.00
Funds generated per share - diluted	0.35	0.42	1.18	0.88
Total assets	437,508	326,177	437,508	326,177

For the three months ended September 30, 2006 both net earnings and cash flow decreased compared with the comparative period. Cash flow decreased by $1,939 or 11 percent as the quarterly average sales price decreased by 27 percent and was only partially offset by an increase in average production of 43 percent. Earnings decreased by $4,871 or 80 percent as the impact of higher production and lower income taxes was negated by the lower average sales price. In comparison with the three months ended September 30, 2005, expenses increased for stock compensation, interest, general and administrative, interest and depletion, depreciation and accretion reflecting the increased size and complexity of Cyries.

For the nine months ended September 30, 2006 net earnings increased two percent while cash flow increased 72 percent over the prior period. The increase in cash flow is a result of 122 percent growth in oil and natural gas production over the prior period. The impact of the increased production was offset by a decrease in average sales price of 15 percent. Earnings did not increase significantly over the prior year despite the impact of increased production volumes and reduced income tax expense. Earnings were negatively impacted by a decrease in average sales price and increases to DD&A, stock compensation and interest expense.

DETAILED FINANCIAL ANALYSIS

Petroleum and natural gas production

	Three months ended		*Nine months ended*	
	Sept. 30, 2006	*Sept. 30, 2005*	*Sept. 30, 2006*	*Sept. 30, 2005*
Oil *(bbls/d)*	1,358	989	1,268	639
Natural gas *(mcf/d)*	36,378	25,816	37,336	16,512
Natural gas liquids *(bbls/d)*	496	233	432	174
Total *(boe/d)*	7,917	5,525	7,922	3,565

Production for the three and nine month periods ending September 30, 2006 increased significantly from the comparative period. The increase resulted from a combination of acquisition and drilling activity in the past year. Natural gas production in the three and nine months ended September 30, 2006 increased to 36,378 mcf/d and 37,336 mcf/d, compared to 25,816 mcf/d and 16,512 mcf/d for the respective three and nine month periods ended September 30, 2005. Oil and liquids production in the three months ended September 30, 2006 increased to 1,854 boe/d compared to 1,222 boe/d in the third quarter of 2005. In the nine months ended September 30, 2006, oil and liquids production increased 109 percent to 1,700 boe/d.

Revenue

($000s)	Three months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Nine months ended Sept. 30, 2006	Nine months ended Sept. 30, 2005
Revenue				
Oil	9,389	6,288	24,747	11,186
Natural gas	20,268	23,569	69,725	40,379
Natural gas liquids	2,694	1,283	7,117	2,430
Total	32,351	31,140	101,589	53,995
Average sales price				
Oil *($/bbl)*	75.17	69.10	71.52	64.13
Natural gas liquids *($/bbl)*	59.04	59.79	60.38	51.08
Average liquids price	70.85	66.77	69.69	61.14
Natural gas *($/mcf)*	6.06	9.92	6.84	8.96
Total per boe *($/boe)*	44.42	61.26	46.97	55.48
Benchmark pricing				
Edmonton par - light oil *($/bbl)*	79.72	77.02	76.06	68.55
AECO-C Spot *($/mcf)*	5.73	9.39	6.41	7.90

In the three months ended September 30, 2006, revenues increased four percent to $32,351 from $31,140 in the comparative period in 2005. The increase in revenue was a result of the 43 percent increase in production volumes offset by a 27 percent decrease in the average sales price. In the nine month period ended September 30, 2006, revenues increased 88 percent to $101,589 from $53,995 in the comparative period in 2005. The increase in revenue was due to a 122 percent increase in production volumes partially offset by a 15 percent decrease in the average sales price. The decrease in the average sales price realized by Cyries resulted from a decrease in benchmark natural gas prices. The average sales price for natural gas is at a premium to the AECO-C spot price due to the high energy content of the company's natural gas production. All the Company's production is sold on the spot market. Therefore, both the historical prices received and future prices expected fluctuate with the prevailing market prices of crude oil and natural gas.

The table below summarizes the impact of both production volumes and natural gas and oil prices on revenue for the three and nine month periods ended September 30, 2006:

($000s)	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006
Natural gas sales variance		
Volume increase	9,642	50,925
Price decrease	(12,943)	(21,579)
Net gas sales change	(3,301)	29,346
Crude oil and NGL sales variance		
Volume increase	3,910	14,836
Price increase	602	3,412
Net crude oil and NGLs sales change	4,512	18,248
Combined sales change	1,211	47,594

Royalties

Oil and natural gas royalties, net of the Alberta Royalty Tax Credit ("ARTC"), totaled $7,384 and $24,739 for the third quarter and first nine months of 2006, respectively, compared to $7,125 and $12,355 for the comparative periods in 2005. The increase in both periods corresponds to the increase in petroleum and natural gas sales. Royalties as a percentage of revenue was consistent at 23 to 24 percent in each of the periods. ARTC was an expense of $121 for the three months ended September 30, 2006 compared with a recovery of $125 in the comparative period. ARTC for the nine months ended September 30, 2006 was $217 compared with $449 in 2005. The reduction in both comparative periods is due to a repayment of ARTC of $246 in the third quarter of 2006.

Operating netback and production expense

	Three months ended		Nine months ended	
($000s)	*Sept. 30, 2006*	*Sept. 30, 2005*	*Sept. 30, 2006*	*Sept. 30, 2005*
Revenue	32,351	31,140	101,589	53,995
Royalty income	27	39	91	66
	32,378	31,179	101,680	54,061
Royalties	(7,384)	(7,125)	(24,739)	(12,355)
Production expense (net)	(6,024)	(3,992)	(17,231)	(7,184)
Transportation expense	(1,107)	(862)	(3,347)	(1,602)
Operating netback	17,863	19,200	56,363	32,920
Operating netback per boe	24.53	37.77	26.05	33.82

	Three months ended		Nine months ended	
($000s)	*Sept. 30, 2006*	*Sept. 30, 2005*	*Sept. 30, 2006*	*Sept. 30, 2005*
Production expense gross	6,696	4,377	19,081	7,953
Overhead recoveries	(406)	(216)	(1,212)	(530)
Processing income	(266)	(169)	(638)	(239)
Production expense (net)	6,024	3,992	17,231	7,184
Production expense per boe (net)	8.27	7.85	7.97	7.38

In comparison to the prior year, operating netback per boe decreased 35 percent to $24.53 for the quarter ended September 30, 2006 and 23 percent to $26.05 for the nine months ended September 30, 2006. The decrease in both periods was caused by a decrease in average sales price.

Net production expenses increased 51 percent in the three month period ended September 30, 2006 to $6,024 compared to $3,992 in the third quarter of 2005. Net production expenses for the nine months ended September 30, 2006 increased to $17,231 from $7,184 in the comparative period due to increased production and a slight increase in production expense per boe. The increase in production expense per boe is a result of plant turnarounds in the third quarter of 2006. Production costs per boe increased five percent to $8.27 from $7.85 in the three month period ended September 30, 2005. For the nine months ended September 30, 2006, production costs per boe increased to $7.97, an eight percent increase over the comparative period in 2005.

Transportation expense relates primarily to the cost of transporting natural gas on the main natural gas pipelines and a lesser amount for clean oil trucking charges. An increase in production volumes caused an increase in transportation costs to $1,107 for the three months ended September 30, 2006 from $862 for the comparative period in 2005. Transportation for the nine months ended September 30, 2006 increased to $3,347 from $1,602 for the comparative period in 2005. On per boe basis, transportation decreased 11 percent to $1.52 and six percent to $1.55 for the respective three and nine months ended September 30, 2006 when compared to the equivalent periods in 2005.

General and administrative expenses

($000s)	*Three months ended* Sept. 30, 2006	Sept. 30, 2005	*Nine months ended* Sept. 30, 2006	Sept. 30, 2005
General and administrative expense (gross)	1,316	914	4,083	2,679
Overhead recoveries	(407)	(266)	(1,391)	(792)
General and administrative expense (net)	909	648	2,692	1,887
General and administrative *($/boe)*	1.25	1.27	1.24	1.94

General and administrative costs ("G&A") include costs incurred by the Company which are not directly associated with the exploration of oil and natural gas. In the third quarter of 2006 G&A per boe was consistent with the prior period as an increased net costs were offset by a corresponding increase in production volumes. For the nine month period ended September 30, 2006, G&A expenses per boe decreased 36 percent to $1.24 from $1.94 in 2005. G&A per boe has decreased as production volumes increased at a greater rate than net G&A costs.

The Company does not capitalize corporate general and administrative expenses. General and administrative costs per boe are expected to average approximately $1.20 per boe for the remainder of 2006.

Depreciation, depletion and accretion

Depletion, depreciation and accretion ("DD&A") increased to $12,981 and $38,368 in the respective three and nine month periods ended September 30, 2006 compared to $7,967 and $13,957 in the comparative periods in 2005. The increase is due to higher average production in 2006 and an increase in DD&A per boe. DD&A expense per boe for the three months ended September 30, 2006 increased to $17.82 from $15.67 for the comparative period in 2005 as a result of the costs associated with both acquisitions and drilling in the fourth quarter of 2005 and the first three quarters of 2006. In determining the Company's depletion and depreciation, $20,020 (2005 - $13,411) of costs related to unproven properties and $14,474 (2005 - $15,902) of estimated salvage value was excluded from the costs subject to depletion. Future development costs required to complete wells for which proved reserves have been assigned of $4,711 (2005 - $6,467) were added to the Company's net book value in the depletion calculation.

Stock-based compensation

In the third quarter of 2006, stock-based compensation expense related to the outstanding stock options and Class B performance shares increased to $1,147 from $506 in the comparative period. Stock-based compensation expense for the first nine months of 2006 was $3,716 compared to $1,458 for the comparative period in 2005. The increase in stock compensation expense is due to the expense associated with the stock options issued subsequent to September 30, 2005. At September 30, 2006 there were 3,423 stock options outstanding compared to 1,328 at September 30, 2005.

Income taxes

For the quarter ended September 30, 2006 the Company recorded a future income tax expense of $553 (2005 expense of $3,076) and current income tax recovery of $5 (2005 expense of $530). The reduction in both current and future tax expense in the quarter is a result of lower quarterly earnings than in the prior year.

In the nine month period ended September 30, 2006 the future income tax expense was $426 (2005 expense of $5,438) and the current income tax recovery was $848 (2005 expense of $569). In the nine month period ended September 2006 the company recognized recoveries for future income tax of $3,050 and current income tax of $89 as a result of reductions in the Alberta and Federal corporate income tax rates for the current and future years. In addition, a reduction to current income tax expense of $958 was recorded nine month period ended September 30, 2006 as an amount previously accrued for an income tax assessment was reduced upon completion of the audit.

At September 30, 2006 the Company estimates that tax pools of $217.1 million are available for deduction against future taxable income. No qualifying CEE or CDE expenditures related to the July 2006 flow-through share issue have been renounced as of September 30, 2006.

($ million)	*2006*
Canadian oil and gas property expense	53.2
Canadian development expense	74.3
Canadian exploration expense	17.7
Undepreciated capital costs	66.2
Share issue costs	5.7
Total	217.1

Capital expenditures

	Three months ended		*Nine months ended*	
($000s)	*Sept. 30, 2006*	*Sept. 30, 2005*	*Sept. 30, 2006*	*Sept. 30, 2005*
Land acquisitions	3,994	2,658	8,815	7,447
Property acquisitions (net)	3,609	(244)	8,438	(559)
Corporate acquisitions	-	125,229	-	125,229
Geological and geophysical	967	1,544	3,795	3,037
Drilling and completions	19,970	16,388	64,041	43,752
Equipment and facilities	8,371	3,388	30,637	10,039
Other	34	31	114	54
Total capital expenditures	36,945	148,994	115,840	188,999

In the third quarter, Cyries' drilled 13.0 gross wells (10.7 net) with an 87 percent success rate. In the first nine months of 2006, the Company drilled 46.0 gross wells (36.6 net) with a 92 percent success rate. Of the total wells drilled, 32.0 (26.3 net) were natural gas wells and 9.0 (7.3 net) were oil wells. Facility expenditures for the period relate primarily to the costs associated with connecting successful wells to existing infrastructure and costs related to a gas plant.

The Company expects to spend approximately $145,000 in 2006 of which $30,000 will be incurred in the last quarter of the year drilling an additional 15 to 20 gross wells. Fluctuations in crude oil and natural gas prices will have a large impact on the Company's capital program. The Company will monitor the capital program with the current price outlook and adjust it accordingly.

	Three months ended				*Nine months ended*			
	Sept. 30, 2006		*Sept. 30, 2005*		*Sept. 30, 2006*		*Sept. 30, 2005*	
	Gross wells	*Net wells*	*Gross wells*	*Net wells*	*Gross wells*	*Net wells*	*Gross wells*	*Net wells*
Gas	4.0	4.0	9.0	5.9	32.0	26.3	23.0	16.4
Oil	7.0	5.3	4.0	0.8	9.0	7.3	6.0	2.0
Dry	2.0	1.4	5.0	3.8	5.0	3.0	9.0	7.5
Total	13.0	10.7	18.0	10.5	46.0	36.6	38.0	25.9
Success *(%)*		87%		64%		92%		71%

Share capital

(000s)	
Weighted average common shares outstanding for the nine months ended September 30, 2006	
Basic	39,846
Diluted	43,848
Outstanding securities at November 8, 2006	
Common shares	41,119
Warrants	3,964
Performance shares	599
Stock options	3,426
Total outstanding securities at November 8, 2006	49,108

On July 6, 2006, the Company issued 1,827 flow-through common shares of which 1,225 flow-through common shares relate to Canadian exploration expenses ("CEE Flow-Through Shares") and 602 flow-through common shares relate to Canadian development expenditures ("CDE Flow-Through Shares"). The CEE Flow-Through Shares were issued at a price of $13.10 per share for proceeds of $16,048, while the CDE Flow-Through Shares were issued at a price of $11.60 amounting to proceeds of $6,988. CEE Flow-Through Shares will be entitled to renunciation of Canadian exploration expenses from the Company, whereas purchasers of the CDE Flow-Through Shares will be entitled to renunciation of Canadian development expenses from the Company.

On November 9, 2006, the Company expects to close bought deal short form prospectus offering of 2,530 Cyries common shares at a price of $12.50 per share for aggregate gross proceeds of $31,625. Proceeds of the offering will be used to fund the 2007 capital expenditure program of $160,000.

During the nine month period ended September 30, 2006, the company issued 1,785 stock options to employees and directors. The options vest over four years and are exercisable into common shares at an average price of $13.24. At September 30, 2006 the Company had 3,423 options outstanding with an average exercise price of $11.82.

Liquidity and capital resources

At September 30, 2006 the Company had bank debt of $90,350 and a working capital deficiency of $24,415. In the second quarter, the Company's bank lines were increased to $120,000. Subsequent to the end of the third quarter, the bank completed its fall review and the bank lines are expected to increase to $130,000.

The 2006 capital program is anticipated to be $145,000 and will be funded through a combination of funds generated from operations, proceeds from the July and November 2006 equity offerings and bank debt. The growth in production has increased the Company's ability to fund the capital program with internally generated funds.

Commodity prices and production volumes have the largest impact on the ability for Cyries to generate adequate cash flow to meet all of its obligations. A prolonged decrease in commodity prices would negatively affect funds generated from operations and would also likely result in a reduction in the amount of bank loan available. If the capital expenditure program does not result in sufficient additional reserves and/or production it would likely have a negative impact on the Company's ability to carry out its planned capital program. The Company will monitor the capital program with the current price outlook and adjust it accordingly.

Acquisition of Dual Exploration

On October 4, 2006, the Company announced that it entered into an acquisition agreement to offer (the "Offer") to acquire all of the outstanding shares of Dual Exploration Inc. ("Dual") in exchange for 0.167 of a Cyries share for each Dual share outstanding. Cyries mailed the Offer on October 24, 2006 and the Offer will be open until November 29, 2006 contingent on certain conditions. Pending successful completion of the Offer and necessary approvals, the acquisition is expected to close in December 2006. Dual Exploration is an oil and natural gas exploration company with assets in located in primarily Western Canada. The proposed acquisition is expected to increase Cyries' production by approximately 1,000 boe per day.

Quarterly financial and operational information

	Q3 2006	*Q2 2006*	*Q1 2006*	*Q4 2005*	*Q3 2005*	*Q2 2005*	*Q1 2005*	*Q4 2004*
Average gas price *($/mcf)*	6.06	6.49	8.02	12.14	9.92	8.14	7.56	7.19
Average liquids price *($/boe)*	70.85	71.90	62.41	63.61	66.77	57.68	52.70	50.31
Average sales price *($/boe)*	44.42	45.76	50.98	70.69	61.26	50.77	47.24	45.19
Average production *(boe/d)*	7,917	8,172	7,675	6,522	5,525	2,768	2,368	1,644
Petroleum and natural gas sales	32,351	34,027	35,212	42,419	31,140	12,787	10,069	6,834
Royalties	7,384	7,943	9,411	11,394	7,125	2,882	2,348	1,226
Operating expenses	6,024	5,644	5,564	4,804	3,992	1,755	1,438	1,075
General and administrative expenses	909	1,079	704	1,115	648	777	462	519
Funds generated from operations	15,711	18,337	17,632	20,861	17,650	6,857	5,496	3,783
Per share basic	0.38	0.47	0.45	0.53	0.47	0.26	0.21	0.16
Per share diluted	0.35	0.42	0.41	0.48	0.42	0.22	0.19	0.14
Net earnings	1,230	5,891	2,249	5,682	6,101	1,822	1,227	1,171
Per share basic	0.03	0.15	0.06	0.14	0.16	0.07	0.05	0.05
Per share diluted	0.03	0.14	0.05	0.13	0.15	0.06	0.04	0.04
Total assets	437,508	413,143	411,463	364,230	326,177	100,490	94,901	69,711
Bank debt and working capital deficiency (excess)	114,765	116,074	114,338	73,220	56,238	18,322	10,654	9,313

Production

Production during the third quarter of 2006 decreased three percent to 7,917 boe/d compared to 8,172 boe/d in the prior quarter. Third party operational issues and facility turnarounds in the Hotchkiss, Gold Creek, Knopcik and Boundary Lake areas accounted for a decrease in production of approximately 375 boe/d in the quarter. The Company utilized this opportunity to perform turnarounds on Cyries' operated facilities during the resulting downtime.

Petroleum and natural gas sales

Oil and natural gas revenues decreased five percent in the third quarter of 2006 compared to the second quarter 2006 as both average sales prices and production volumes decreased by three percent.

Royalties

Royalties, net of ARTC, decreased seven percent to $7,384 when compared to the second quarter of 2006 as oil and natural gas prices and volumes decreased slightly in the quarter. As a percentage of sales, royalty rates in the third quarter were consistent with the second quarter.

Operating expenses

Operating expenses increased seven percent from the second quarter despite a decrease in production volumes. The Company utilized the downtime associated with third party facility issues to perform maintenance on Cyries' facilities at Hotchkiss, Gold Creek and Boundary Lake. As a result, operating expenses per boe increased to $8.27 compared to $7.59 in the previous quarter.

General and administrative expenses

Net G&A expense decreased 16 percent to $909 from $1,079 in the second quarter of 2006. The decrease in net G&A in the third quarter is due primarily to an increase in capital overhead recoveries. G&A per boe decreased to $1.25 in the third quarter from $1.45 per boe in the second quarter.

Net earnings and funds generated from operations

Net earnings of $1,230 ($0.03 per basic share) in the third quarter of 2006 decreased from $5,891 ($0.15 per basic share) as the second quarter. Second quarter net earnings included $4,348 of one-time income tax adjustments.

Funds generated from operations decreased 14 percent in the third quarter of 2006 to $0.38 per share. The reduction of funds generated from operations is a result of lower production volumes, lower average sales prices and an increase in current tax expense from the second quarter.

Total assets

Total assets increased six percent to $437,508 at the end of the third quarter of 2006 compared to the prior quarter. The increase is attributable to drilling and capital spending in the third quarter of 2006. The capital expenditures in the third quarter of 2006 included $3,994 of land acquisitions, $3,609 of net property acquisitions, $967 of geological and geophysical activities, $19,970 in drilling and completions, $8,371 in equipment and facilities and $34 in other.

Working capital deficiency

The bank and working capital deficiency has decreased slightly in the third quarter of 2006 as the Company's cash flow and proceeds of the July equity issue were in excess of capital spending in the quarter. The Company anticipates being able to complete the remainder of its capital program through a combination of debt, proceeds of the November equity issue, working capital and cash flow.

RISKS

The business of Cyries is subject to certain risks. Prior to making any investment decision regarding Cyries investors should carefully consider, among other things, the risks described under the heading "Risks and Uncertainties" set forth in Cyries Management's Discussion and Analysis (the "Annual MD&A") for the year ended December 31, 2005 and under the heading "Risk Factors" in the Annual Information Form of Cyries (the "AIF") for the year ended December 31, 2005. These risk factors are incorporated by reference herein.

Cyries' Annual MD&A and AIF can be located at www.sedar.com or www.cyries.com. To the extent investors do not have access to the internet, copies of the Annual MD&A and AIF can be obtained on request without charge by contacting Cyries at (403) 262-9609 at 3200, 500 - 4th Avenue S.W., Calgary, Alberta T2P 2V6.